# SELECT*LIFE II
# FLEXDESIGN® VUL

## FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
### ReliaStar Life Insurance Company
and its
### Select*Life Variable Account

### Supplement Dated May 17, 2013

This supplement amends certain information contained in your prospectus and Statement of Additional Information, each dated May 1, 2013. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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## IMPORTANT INFORMATION ABOUT THE COMPANY

**The first three paragraphs of the *ReliaStar Life Insurance Company* section of the prospectus and the first three paragraphs of the GENERAL INFORMATION AND HISTORY section of the Statement of Additional Information are deleted and replaced with the following:**

We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

Until May 7, 2013, we were a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. The obligations under the policy are solely the responsibility of ReliaStar Life Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including the company (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25 percent of ING U.S. by the end of 2013, more than 50 percent by the end of 2014 and 100 percent by the end of 2016.